                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                           EOTT ENERGY PARTNERS, L.P.
                                (Name of Issuer)

                                  COMMON UNITS
                                  ------------
                         (Title of Class of Securities)

                                     294103
                                 (CUSIP Number)

                                 Rex R. Rogers
                  Vice President and Associate General Counsel
                                  Enron Corp.
                               1400 Smith Street
                               Houston, TX 77002
                                 (713) 853-3069
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  June 6, 2001
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: /_/

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    SCHEDULE
                                      13D

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ENRON CORP., I.R.S. NO. 47-0255140
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (A) |_|
     N/A                                                        (B) |_|
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)        |_|

     N/A
-------------------------------------------------------------------------------
6    CITIZENSHIP OF PLACE OF ORGANIZATION

     OREGON
-------------------------------------------------------------------------------
                    7       SOLE VOTING POWER

                            0
NUMBER OF SHARES    -----------------------------------------------------------

BENEFICIALLY        8       SHARED VOTING POWER

OWNED BY EACH               3,276,811 COMMON UNITS OF EOTT ENERGY PARTNERS, L.P.
                    -----------------------------------------------------------
REPORTING           9       SOLE DISPOSITIVE POWER

PERSON                      0
                    -----------------------------------------------------------
WITH                10      SHARED DISPOSITIVE POWER

                            SAME AS 8 ABOVE
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     SAME AS 8 ABOVE
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

     N/A
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.7% OF EOTT ENERGY PARTNERS, L.P.'S OUTSTANDING COMMON UNITS
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
-------------------------------------------------------------------------------

                                    SCHEDULE
                                      13D

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ENRON NORTHWEST ASSETS, LLC, I.R.S. NO. 76-0678537
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (A) |_|
     N/A                                                          (B) |_|
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)        |_|

     N/A
-------------------------------------------------------------------------------
6    CITIZENSHIP OF PLACE OF ORGANIZATION

     DELAWARE
-------------------------------------------------------------------------------
                    7       SOLE VOTING POWER

                            0
NUMBER OF SHARES    -----------------------------------------------------------

BENEFICIALLY        8       SHARED VOTING POWER

OWNED BY EACH               3,276,811 COMMON UNITS OF EOTT ENERGY PARTNERS, L.P.
                    -----------------------------------------------------------
REPORTING           9       SOLE DISPOSITIVE POWER

PERSON                      0
                    -----------------------------------------------------------
WITH                10      SHARED DISPOSITIVE POWER

                            SAME AS 8 ABOVE
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     SAME AS 8 ABOVE
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

     N/A
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.7% OF EOTT ENERGY PARTNERS, L.P.'S OUTSTANDING COMMON UNITS.
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO (LIMITED LIABILITY COMPANY)
-------------------------------------------------------------------------------

                           Statement on Schedule 13D

         Items 2 through 7 of the Schedule 13D of Enron Corp., an Oregon corporation ("Enron"), dated January 3, 1996, as most recently amended by
Schedule 13D/A dated February 12, 1999, are amended by the following:

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common limited partner interests (the "Common Units") of EOTT Energy Partners, L.P., a Delaware limited partnership (the "Partnership"), whose principal offices are located at 1330 Post Oak Boulevard, Houston, Texas 77056. The term "Partnership Agreement" means the Amended and Restated Agreement of Limited Partnership of EOTT Energy Partners, L.P.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D/A amendment is being filed jointly by Enron and (as its initial filing of Schedule 13D) by Enron Northwest Assets, LLC, a Delaware limited liability company ("Enron Northwest Assets"). Enron Northwest Assets is an indirect subsidiary of Enron.

            Enron is one of the world's leading electricity, natural gas and communications companies. Enron's operations are primarily conducted through its subsidiaries and affiliates, which market electricity and natural gas, deliver physical commodities and financial and risk management services to customers around the world, and have developed an intelligent network platform to facilitate online business.

         The principal business of Enron Northwest Assets is the ownership and management of a diversified portfolio of energy related investments.

         The address of the principal business office of Enron and Enron Northwest Assets is 1400 Smith Street, Houston, Texas 77002. Schedule I, attached hereto, sets forth certain additional information with respect to each director and each executive officer of Enron. To Enron's knowledge, except as set forth on Schedule II hereto, each of the officers and directors set forth on Schedule II has sole voting and dispositive power with respect to the Common Units set forth next to such individual's name on Schedule II. The filing of this Statement 13D/A shall not be construed as an admission that any person listed on Schedules I or II attached hereto is, for the purposes of Section 13(d) or 13(g) of the Securities Act of 1934, the beneficial owner of any securities covered by this statement.

         This filing refers to a 17.7% limited partner interest in the Partnership that is currently in the form of 3,276,811 Common Units. Enron acquired 296,800 Common Units through purchases in the open market. Enron received 2,980,011 Special Units (a) in exchange for Common Units it purchased in January 1996 and (b) pursuant to a Support Agreement dated September 21, 1998. On February 12, 1999, at a Special Meeting of the Unitholders of the Partnership, a proposal was approved by the requisite vote of Common Unitholders that changed the terms of Special Units to make them convertible, on a one-for-one basis, at the option of the holder, into Common Units of the Partnership. Enron has since converted these Special Units into 2,980,011 Common Units, giving Enron a total of 3,276,811 Common Units.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Effective as of June 6, 2001, Enron contributed the 3,276,811 Common Units to Enron Northwest Finance, LLC ("ENF"), a Delaware limited liability company and a wholly-owned subsidiary of Enron, as a capital contribution. Immediately thereafter and effective as of June 6, 2001, ENF contributed the 3,276,811 Common Units to Enron Northwest Intermediate, LLC ("ENI"), a Delaware limited liability company and a wholly-owned subsidiary of Enron, as a capital contribution. Immediately thereafter and effective as of June 6, 2001, ENI further contributed the 3,276,811 Common Units to Enron Northwest Assets. Enron Northwest Assets may further contribute or hold the 3,276,811 Common Units (or a portion thereof) in Timber I, L.L.C., a Delaware limited liability company and a controlled affiliate of Enron Northwest Assets. The foregoing contributions were made as part of an internal reorganization of certain assets of Enron.

         Enron Finance Management, LLC ("EFM"), a Delaware limited liability company and a wholly-owned subsidiary of Enron, is the Class A Member of Enron Northwest Assets, and ENI is the Class B Member of Enron Northwest Assets. ENF is the sole member of ENI. EFM is the Class A Member and Enron and other wholly-owned subsidiaries of Enron are the Class B Members of ENF. EFM, as both the Class A Member of ENF and the Class A Member of Enron Northwest Assets, may be deemed to be a controlling person of Enron Northwest Assets.

         The Class A Member interests of Enron Northwest Assets give the holder thereof sole power to vote and to dispose of securities held by Enron Northwest Assets, including the 3,276,811 Common Units. No other class of membership or interests in Enron Northwest Assets is entitled to vote, except to the extent otherwise provided by applicable law. Enron Northwest Assets is managed by EFM and has no separate officers and directors.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Common Units to which this statement relates were acquired by Enron, and are now held by Enron Northwest Assets, for investment purposes. Enron and Enron Northwest Assets intend to review the investment in the Common Units on a continuing basis and, depending upon the price of, and other market conditions relating to the Common Units, subsequent developments affecting the Partnership, the Partnership's business and prospects, other investment and business opportunities available to Enron or Enron Northwest Assets, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of the investment in the Partnership accordingly.

         Enron may be deemed a control person of EOTT Energy Corp., a Delaware corporation and a wholly owned subsidiary of Enron. EOTT Energy Corp. serves as the general partner of the Partnership and owns 7,000,000 subordinated limited partner interests in the Partnership. Beneficial ownership of EOTT Energy Corp.'s general partner interest and subordinated units may be attributed to Enron due to Enron's sole ownership of EOTT Energy Corp.

         Neither Enron, Enron Northwest Assets, nor, to their knowledge, any person listed on Schedule I hereto, has been, during the last five years (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         By virtue of its ownership of EOTT Energy Corp. and Enron Northwest Assets, Enron may be deemed to own beneficially and have shared power to vote and dispose of 3,276,811 Common Units. Such amount is equal to 17.7% of the outstanding Common Units in the Partnership.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Several provisions regarding the transfer, conversion, distribution and voting rights of the Common Units are set forth in the Partnership Agreement, which is incorporated by reference to Exhibit 3.1 to Registration Statement, File No. 33-73984, of EOTT Energy Partners, L.P. Enron and Enron Northwest Assets are granted certain registration rights in Section 6.13 of the Partnership Agreement. Restrictions on transfer of the Partnership Interests in general are contained in Article XI of the Partnership Agreement.
Section 17.1 of the Partnership Agreement gives EOTT Energy Corp., the general partner of the Partnership, the right, in certain circumstances, to acquire all of the outstanding securities of a class.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 6    Joint Filing Agreement.

         After the reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Date: June 11, 2001           ENRON CORP.


                                       By: /s/ REX R. ROGERS
                                          -------------------------------------
                                       Name:  Rex R. Rogers
                                       Title: Vice President and Associate
                                              General Counsel


                                       ENRON NORTHWEST ASSETS, LLC

                                       By:  Enron Finance Management, LLC,
                                            its Class A and Managing Member

                                            By: Enron Corp.,
                                                its Sole Member


                                                By: /s/ REX R. ROGERS
                                                   ----------------------------
                                                Name:  Rex R. Rogers
                                                Title: Vice President and
                                                       Associate General
                                                       Counsel

                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                                  ENRON CORP.


                                   Schedule I

Name and Business Address                 Citizenship     Position
-------------------------                 -----------     --------
Robert A. Belfer                            U.S.A.        Director of Enron Corp.
Belco Oil & Gas Corp.                                     Chairman and Chief Executive Officer of
767 Fifth Avenue, 46th Fl.                                Belco Oil & Gas Corp.
New York, NY  10153

Norman P. Blake, Jr.                        U.S.A.        Director of Enron Corp.
6111 North River Road                                     Chairman, President and
Rosemont, IL 60018                                        Chief Executive Officer of Comdisco Inc.

Ronnie C. Chan                              U.S.A.        Director of Enron Corp.
Hang Lung Development Company Limited                     Chairman, Hang Lung Group
28/F, Standard Chartered Bank Bldg.
4 Des Vouex Road Central
Hong Kong

John H. Duncan                              U.S.A.        Director of Enron Corp.
109 N. Post Oak Lane, Suite 432                           Investments
Houston, TX  77024

Wendy L. Gramm                              U.S.A.        Director of Enron Corp.
P. O. Box 39134                                           Economist and Director of the Regulatory Studies
Washington, DC  20016                                     Program of the Mercatus Center at George Mason
                                                          University

Robert K. Jaedicke                          U.S.A.        Director of Enron Corp.
8799 Cottonwood Road                                      Professor (Emeritus) of Accounting at the
Bozeman, Montana 59718                                    Stanford University Graduate School of Business

                                   Schedule I

Name and Business Address                 Citizenship     Position
-------------------------                 -----------     --------

Kenneth L. Lay                              U.S.A.        Director of Enron Corp.
1400 Smith Street                                         Chairman of the Board of Enron Corp.
Houston, TX 77002

Charles A. LeMaistre                        U.S.A.        Director of Enron Corp.
7 Bristol Green                                           President Emeritus of the University of Texas
San Antonio, TX 78209                                     M.D. Anderson Cancer Center in Houston, Texas

John Mendelsohn, M.D.                       U.S.A.        Director of Enron Corp.
UT M.D. Anderson Cancer Center                            President of the University of Texas M.D.
Office of the President                                   Anderson Cancer Center in Houston, Texas
1515 Holcombe
Houston, TX  77030

Paulo V. Ferraz Pereira                    Brazilian      Director of Enron Corp.
Cia. Bozano                                               Executive Vice President of Group Bozano
Rua Visconde de Ouro Preto 5/10 andar
Rio de Janeiro - RJ  22250-180 Brazil

Frank Savage                                U.S.A.        Director of Enron Corp.
Alliance Capital Management                               Chairman of Alliance Capital Management
International                                             International
1345 Ave. of the Americas 39th Flr
New York, NY  10105

Jeffrey K. Skilling                         U.S.A.        Director of Enron Corp.
1400 Smith Street                                         President and Chief
Houston, TX  77002                                        Executive Officer of Enron Corp.

John Wakeham                                 U.K.         Director of Enron Corp.
The Rt. Hon. Lord Wakeham PC FCA JP
1 Salisbury Square
London EC4Y 8JB

Herbert S. Winokur, Jr.                     U.S.A.        Director of Enron Corp.
30 East Elm Street                                        Chairman and Chief Executive Officer of Capricorn
Greenwich, CT  06830                                      Holdings, Inc.

                                   Schedule I

Name and Business Address                 Citizenship     Position
-------------------------                 -----------     --------
Richard B. Buy                              U.S.A.        Insider-Executive Vice President and Chief Risk
1400 Smith Street                                         Officer, Enron Corp.
Houston, TX  77002

Richard A. Causey                           U.S.A.        Executive Vice President and Chief Accounting
1400 Smith Street                                         Officer, Enron Corp.
Houston, TX  77002

James V. Derrick, Jr.                       U.S.A.        Executive Vice President and General Counsel,
1400 Smith Street                                         Enron Corp.
Houston, TX  77002

Andrew S. Fastow                            U.S.A.        Executive Vice President and Chief Financial
1400 Smith Street                                         Officer, Enron Corp.
Houston, TX  77002

Mark A. Frevert                             U.S.A.        Insider-Chairman and Chief Executive Officer,
1400 Smith Street                                         Enron Wholesale Services
Houston, TX  77002

Stanley C. Horton                           U.S.A.        Insider-Chairman and Chief Executive Officer,
1400 Smith Street                                         Enron Gas Pipeline Group
Houston, TX  77002

Steven J. Kean                              U.S.A.        Insider-Executive Vice President and Chief of
1400 Smith Street                                         Staff, Enron Corp.
Houston, TX  77002

Mark E. Koenig                              U.S.A.        Insider-Executive Vice President, Investor
1400 Smith Street                                         Relations, Enron Corp.
Houston, TX  77002

J. Mark Metts                               U.S.A.        Insider-Executive Vice President, Corporate
1400 Smith Street                                         Development, Enron Corp.
Houston, TX  77002

Cindy K. Olson                              U.S.A.        Insider-Executive Vice President, Human Resources
1400 Smith Street                                         and Community Relations
Houston, TX  77002

Lou L. Pai                                  U.S.A.        Insider-Chairman, President and Chief Executive
1400 Smith Street                                         Officer, Enron Xcelerator Services, Inc.
Houston, TX  77002

                                   Schedule I

Name and Business Address                 Citizenship     Position
-------------------------                 -----------     --------
Kenneth D. Rice                             U.S.A.        Insider-Chief Executive Officer and President
1400 Smith Street                                         Enron Broadband Services, Inc.
Houston, TX  77002

John R. Sherriff                            U.S.A.        Insider-President and Chief Executive Officer,
Enron House                                               Enron Europe, Ltd.
Merchants Wharf
Westpoint Road
Stockton on Tees
TS17 6BF

Lawrence G. Whalley                         U.S.A.        Insider-President and Chief Operating Officer,
1400 Smith Street                                         Enron Wholesale Services
Houston, TX 77002

David W. Delainey                           U.S.A.        Insider-Chairman, President and Chief Executive
1400 Smith Street                                         Officer, Enron Energy Services, Inc.
Houston, TX 77002

Kevin P. Hannon                             U.S.A.        Insider-President and Chief Operating Officer,
1400 Smith Street                                         Enron Broadband Services, Inc.
Houston, TX 77002

                                  SCHEDULE II

                         BENEFICIAL OWNERSHIP OF SHARES
                  BY DIRECTORS AND EXECUTIVE OFFICERS OF ENRON


                                     Number of Shares of Common Stock
                                           Beneficially Owned
                                   ================= =================

 NAME OF DIRECTOR OR                Sole Voting and  Shared Voting and
 EXECUTIVE OFFICER                 Dispositive Power Dispositive Power
                                   ================= =================


Norman P. Blake, Jr.                    1,000


John H. Duncan                          8,500


Stanley C. Horton                      10,000


Kenneth L. Lay                                             5,000